UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Update in connection with Exercise of Right of First Refusal for Dorad Energy Ltd. Shares

Ellomay Capital Ltd. (the “Company”), hereby provides an update in connection with the exercise of a right of first refusal for 7.5% of the outstanding shares of Dorad Energy Ltd. (“Dorad”) by Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) and following the Company’s immediate reports on Form 6-K submitted to the Securities and Exchange Commission on March 31, 2025, April 7, 2025, May 31, 2025, June 24, 2025 and June 30, 2025.

The Company hereby updates that Ellomay Luzon Energy received a notification of the extension of the deadline for consummation of the purchase of Dorad’s shares in connection with the exercise of a right of first refusal from July 15, 2025 to July 22, 2025. The notice of extension states that the reasons for the extension are, inter alia, (i) the notice issued by the Israeli Competition Authority, according to which it requires an extension until July 15, 2025 in order to provide a decision with respect to the potential sale of 7.5% of Dorad’s shares to Edelcom Ltd. (“Edelcom”), the other shareholder of Dorad that provided a notice of exercise of its right of first refusal, and (ii) Ellomay Luzon Energy’s receipt of an approval from the Israeli Electricity Authority to purchase only 7.5% of Dorad’s shares (of the 15% of Dorad’s shares offered under the right of first refusal). As noted in previous filings of the Company, Ellomay Luzon Energy previously notified the selling shareholder that Ellomay Luzon Energy maintains its right to purchase all the shares offered under the right of first refusal should the sale of 7.5% of Dorad’s shares to Edelcom not be consummated for any reason. Ellomay Luzon Energy is pursuing an updated approval from the Israeli Electricity Authority that will enable it to purchase 15% of Dorad’s shares.

The remaining main conditions to closing for the acquisition of Dorad’s shares by Ellomay Luzon Energy are the consummation of the sale of 10% of Dorad’s outstanding shares to The Phoenix Insurance Company Ltd. and its affiliates and the approval of Dorad’s board of directors. The remaining conditions to closing are not within Ellomay Luzon Energy’s control and the Company cannot at this point estimate whether and when they will be fulfilled.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “will,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the non-fulfillment of any of the conditions to closing, changes in market conditions, inability to receive required regulatory approvals, the impact of the war and hostilities in Israel, Gaza and Iran, changes in electricity prices and demand, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich Chief Executive Officer and Director

Dated: July 2, 2025

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